SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of

                    the Securities Exchange Act of 1934
                      For the month of November, 2000

                             ABN AMRO BANK N.V.
              (Translation of registrant's name into English)

          Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands
                   (Address of principal executive offices)

              [Indicate by check mark whether the registrant files or will file annual reports under cover of Form
          20-F or Form 40-F.]

                       Form 20-F    X    Form 40-F
                                 -----             -----
              [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes         No   X
                                     ----       -----

          Schedule of Information Contained in this Report:

          1.   Tax Matters Opinion of Clifford Chance Limited Liability
Partnership.

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-49198.





                               SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ABN AMRO Bank N.V.


Date:  November 29, 2000           By: /s/ Mark A. Egert
                                      Name: Mark A. Egert
                                      Title: Attorney-in-Fact

                                   By: /s/ Robert J. Mulligan, Jr.
                                      Name: Robert J. Mulligan, Jr.
                                      Title: Attorney-in-Fact